                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 50)*


                            BERKSHIRE HATHAWAY INC.
                                (Name of Issuer)

                Class A Common Stock, $5.00 Par Value Per Share
                         (Title of Class of Securities)

                                  084670 10 8
                                 (CUSIP Number)


                                Warren E. Buffet
                            Berkshire Hathaway Inc.
                    1440 Kiewit Plaza, Omaha, Nebraska 68131
                                 (402) 346-1400
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 19, 1998
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
                                 ------------



1        NAME OF REPORTING PERSONS
         I.R.S. Identification Nos. of Above Persons (entities only)

               Warren E. Buffett


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

               (a)  [ ]
               (b)  [ ]


______________________________________________________________________________

3        SEC USE ONLY



______________________________________________________________________________


4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               PF


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT to Items 2(d) or 2(e)



6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States citizen


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

               478,232 shares


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

               36,981 shares
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9        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         DISPOSITIVE POWER

               478,232 shares


10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

               36,981


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               515,213 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 43.2%


14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
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                                PRELIMINARY NOTE
                                ----------------


         This Amendment is being filed solely to report in this Schedule 13D the execution of a voting agreement ("Voting Agreement") between Warren E. Buffett and General Re Corporation in connection with the proposed combination of Berkshire Hathaway Inc. and General Re Corporation. This Amendment reports no other material change in information and no transactions in the Common Stock of Berkshire Hathaway Inc. by Mr. Buffett.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June, 19, 1998, Berkshire Hathaway Inc. ("Berkshire") and General Re Corporation ("General Re") entered into an Agreement and Plan of Mergers ("Merger Agreement"), pursuant to which the two companies intend to combine their respective businesses. The Merger Agreement and the Voting Agreement are exhibits to this Schedule, and are incorporated herein by reference. The descriptions herein of such documents are qualified in their entirety by reference to such documents.

         In connection with, and as a condition of General Re Corporation=s entrance into, the Merger Agreement, Mr. Buffett entered into the Voting Agreement. Pursuant to the Voting Agreement, Mr. Buffett has agreed to vote the shares of Class A Common Stock beneficially owned by him (the "Shares") in favor
of the transactions contemplated by the Merger Agreement.   The Voting Agreement
also provides, among other things, that until the date of the special meeting of the stockholders of Berkshire to consider and vote upon the transactions contemplated by the Merger Agreement, Mr. Buffett will not (a) sell, pledge, or otherwise dispose of any of the Shares, (b) enter into any other voting agreement or grant any proxy with respect to the Shares, or (c) enter into any arrangement providing for the direct or indirect sale, assignment, or transfer of any of the Shares.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Voting Agreement, dated June 19, 1998, between Warren E. Buffett and General Re Corporation (incorporated by reference to Exhibit
               99.2 to the Current Report on Form 8-K filed by Berkshire on June 26, 1998)

         2. Merger Agreement, dated June 19, 1998, between Berkshire Hathaway Inc. and General Re Corporation (incorporated by reference to
               Exhibit 2 to the Current Report on Form 8-K filed by Berkshire on June 26, 1998).
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                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated this 26th day of June, 1998.



WARREN E. BUFFETT



/s/ Warren E. Buffett
---------------------